CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in the updated Prospectus and the Statement of Additional Information of Stock Split Index Fund (the initial series of the USCF ETF Trust) of our report dated August 24, 2016 relating to the statement of assets and liabilities of Stock Split Index Fund, including the schedule of investments, as of June 30, 2016, and the related statement of operations for the year then ended and the statements of changes in net assets and financial highlights for the year ended June 30, 2016 and the period ended June 30, 2015 and to the reference to our Firm as the Fund’s “independent registered public accounting firm”.

Greenwood Village, Colorado

October 27, 2016